Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:   + 91 40 4900 2900

Fax:  + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

February 27, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform that the Company’s management will be participating in the following investor conference with single institution(s)/ investor groups:

Date	Organized by	Location	Meeting mode	Nature of meet	Timing
04.03.2026	Ambit Capital	Hyderabad	In-Person	Group Meet	11:00 - 13:30 IST
05.03.2026	Goldman Sachs	-	Virtual	Group Meet	11:15 - 12:15 IST

Please note that the schedule of the aforesaid meeting is subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR